Exhibit 99.6

CNH INDUSTRIAL (BAR CODE) Computershare

Exhibit 99.6

ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 15, 2015

ASSEMBLEA DEGLI AZIONISTI - 15 APRILE 2015

ATTENDANCE AND PROXY CARD

REGISTRATION NUMBER	**1.123.00099**	**N. DI REGISTRAZIONE**

The Annual General Meeting of Shareholders of CNH Industrial N.V. will be held on ***April 15, 2015*** *at* ***12:00 p.m. CET*** *at:*	L'Assemblea degli Azionisti di CNH Industrial N.V. si terrà il **15 Aprile 2015** alle ore **12:00** presso:
Hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX – Amsterdam (the Netherlands)	

We hereby confirm the registration to attend the above meeting of:	Confermiamo la registrazione per partecipare alla suddetta assemblea di:

Shareholder/Azionista: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Date of birth/Data di nascita: XX.XX.XXXX - *Place of birth*/Luogo di nascita: XXXXXXXXXXXXXXXX

Resident in/Residente in: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

for the following shares/ per le seguenti azioni:	
Class of shares/Tipo azioni	(*Common/Electing/Qualifying/Special*)
ISIN	
Number of shares/Numero di azioni	XXXXXXXXXXX

Computershare S.p.A. **CNH Industrial N.V.**

PROXY CARD

Should the above indicated shareholder not be able to attend the meeting in person, he/she may appoint a representative filling in the following proxy:	Se il suddetto azionista non può partecipare all'assemblea personalmente, potrà delegare un rappresentante completando la seguente delega:

The Undersigned/Il sottoscritto XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,

***appoints/*delega:**

Mr./Mrs./ il Sig./la Sig.ra ....

to represent him/her and vote on his/her behalf at the abovementioned Annual General Meeting of Shareholders of CNH Industrial N.V.	a rappresentarlo/la e a votare per suo conto alla sopramenzionata Assemblea degli Azionisti della CNH Industrial N.V.
Date/Data	*Signature*/Firma

SPECIMEN